FOUR EMBARCADERO CENTER, SUITE 3800

SAN FRANCISCO, CALIFORNIA 94111-5994

July 16, 2012

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Ramtron International Corporation
Schedule 14D-9
Filed July 5, 2012
File No.: 5-40467

Dear Ms. Duru:

Ramtron International Corporation, a Delaware corporation (the “Company”), filed by electronic transmission a Solicitation/Recommendation Statement on Schedule 14D-9 on July 5, 2012 (File No. 5-40467) (the “Schedule 14D-9”).

We have included in this letter the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 10, 2012, to Eric Balzer, the Company’s Chief Executive Officer. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have incorporated into this response letter for convenience.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 9

Solicitation/Recommendation, page 9

1.	Please provide further details regarding the substantive matters discussed by the company and/or its advisor in evaluating the Cypress proposal during the period commencing June 17, 2012 through July 3, 2012. Specifically, supplement your disclosure to describe any material developments that occurred during this time with third parties (i.e., the number of parties contacted, the number of interested parties, the types of transactions proposed).

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  MUNICH  |  NEW YORK

PALO ALTO  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mellissa Campbell Duru	July 16, 2012

The fourth, fifth and sixth paragraphs on page 16 of the Schedule 14D-9 under the heading “Background of the Offer” are deleted in their entirety and replaced with the following:

Later on June 18, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss the Committee’s evaluation of strategic alternatives. The Committee also discussed the filing made by Cypress under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and correspondence between Cypress and the Company regarding the filing. Mr. Balzer and representatives of Needham & Company provided an overview of their conversations with Cypress and Greenhill. Representatives of Needham & Company also provided an update on the status of their discussions with other third parties.

On June 19, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss the Committee’s evaluation of strategic alternatives. Representatives of Needham & Company and members of the Company’s management also provided an update on the status of their discussions with certain third parties.

On June 20, 2012, the Committee convened a telephonic meeting, at which management and representatives of Shearman & Sterling and Needham & Company were present, to further discuss the Committee’s evaluation of strategic alternatives. The Committee also again discussed the filing made by Cypress under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the preparation of a responsive filing by the Company. Representatives of Needham & Company summarized the response from interested third parties, and the status of the negotiations of confidentiality agreements with such third parties. Representatives of Shearman & Sterling provided an overview of United States and foreign antitrust approval processes. Also on June 20, 2012, the Board and the Compensation Committee of the Board convened consecutive telephonic meetings to discuss and approve the compensation for the members of the Committee.

The Company has given consideration to the appropriateness of providing additional detail in the Schedule 14D-9 regarding the Company’s discussions with third parties in connection with the process the Company has commenced to explore strategic alternatives to maximize stockholder value. After consultation with the Company’s outside counsel, the Company believes that it is not necessary or appropriate to provide any additional disclosure regarding these discussions in the Schedule 14D-9.

Mellissa Campbell Duru	July 16, 2012

The Company believes that providing such additional detail in the Schedule 14D-9 would be detrimental to the Company’s stockholders. As noted in the Schedule 14D-9, the Board believes that premature disclosure regarding the strategic alternative review process would jeopardize the Company’s ability to continue negotiations with respect to any transaction, and the Board has instructed management not to disclose the parties, including the number of parties contacted and the number of interested parties, nature or terms of any potential transaction unless and until an agreement in principle or definitive agreement is signed, except as otherwise required by law. Disclosure of such additional detail would result in the Company and its advisors having a more difficult time conducting the process the Company has commenced to explore strategic alternatives to maximize stockholder value.

Reasons for the Recommendation, page 18

2.	We note the assertions made regarding the company’s future long-term growth prospects and long-term value. Please revise the recommendation statement to clarify wherever applicable that the company cannot guarantee or be assured of its future performance.

The first reason under the heading “Reasons for the Recommendation” on page 18 of the Schedule 14D-9 is deleted in its entirety and replaced with the following:

(1) The Offer Undervalues the Company’s F-RAM Intellectual Property and Long-Term Growth Prospects, and Seeks to Capture Long Term Value that Rightly Belongs to Ramtron Stockholders.

The Board believes that the Offer undervalues the Company’s F-RAM intellectual property and long-term growth prospects, and seeks to capture long term value that rightly belongs to Ramtron stockholders because:

•	the Company possesses valuable F-RAM intellectual property and F-RAM technological expertise;

•	recent operational improvements and new product introductions have strengthened the Company’s competitive position and enlarged the Company’s addressable market;

•

the Company is gaining traction with its demand creation initiatives to drive global adoption of its F-RAM solutions and fully exploit the untapped opportunities for F-RAM-based low energy and high data integrity solutions in the semiconductor market; and

•	recent design wins and planned new product introductions support the Company’s goal of accelerating revenue growth beginning in 2013.

Mellissa Campbell Duru	July 16, 2012

No assurances or guarantees can be given that the foregoing factors will lead to increases in the Company’s intrinsic value.

(5) Ramtron has received an inadequacy opinion from its Financial Advisors, page 19

3.	We note the consideration given to the inadequacy opinion provided to the Board by Needham & Company, dated July 3, 2012. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of what consideration has been given to summarizing your discussions with the financial advisor in greater detail and attaching any written analyses or presentation materials used in issuing its advisory services to the Board. Refer generally to Item 8 of Schedule 14D-9 and Item 1011(c) of Regulation M-A.

The Company has given consideration to the appropriateness of summarizing in the Schedule 14D-9 the Company’s discussions with Needham & Company, LLC (“Needham & Company”) and attaching any written analyses and presentation materials related to Needham & Company’s inadequacy opinion. After consultation with the Company’s outside counsel, as well as engaging in discussions with Needham & Company and its counsel, the Company believes that it is not necessary or appropriate to provide any additional disclosure regarding these discussions or to attach these analyses or presentation materials to the Schedule 14D-9.

First, the Company believes the Schedule 14D-9 is complete and includes extensive disclosure regarding the reasons for the recommendation of the Company’s Board of Directors (the “Board”). Moreover, the full text of the inadequacy opinion provided to the Board by Needham & Company, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, was included as an annex to the Schedule 14D-9 and mailed to the Company’s stockholders. The Company respectfully submits that additional disclosures regarding these matters are not necessary to make the statements made in the Schedule 14D-9, in light of the circumstances under which they are made, not materially misleading, nor does the Company believe such additional disclosures are necessary to make the included disclosure materially complete.

The Company believes that summarizing discussions with Needham & Company in the Schedule 14D-9 and/or attaching to the Schedule 14D-9 copies of Needham & Company’s written analyses and presentation materials would be detrimental to the Company’s stockholders. The Company’s negotiating leverage in discussions or negotiations with third parties would be dramatically reduced if Needham & Company’s analyses, which include financial analyses concerning the Company, were made public. Under such circumstances, the Company and its advisors would have a more difficult time conducting the process the Company has commenced to explore strategic alternatives to maximize stockholder value.

Finally, based on a review of relevant precedent, the Company is not aware of any Schedule 14D-9 filed by a target company subject to a non-Schedule 13E-3 hostile tender offer

Mellissa Campbell Duru	July 16, 2012

where, while the offer remained hostile, disclosure was included in a Schedule 14D-9 regarding the analyses of a target company’s financial advisor or where such analyses or related presentation materials were attached as exhibits. See, for example, the Schedules 14D-9 and amendments thereto filed by: Airgas Inc. in connection with the tender offer made by Air Products & Chemicals Inc.; Genzyme Corp. in connection with the tender offer made by Sanofi-Aventis; Potash Corporation of Saskatchewan Inc. in connection with the tender offer made by BHP Billiton plc.; Illumina, Inc. in connection with the tender offer made by Roche Holding Ltd; and Human Genome Sciences, Inc. in connection with the tender offer made by GlaxoSmithKline. The Company believes that this review reflects both the lack of a specific item requirement in Schedule 14D-9 and a consensus that disclosures of this type would strategically benefit the hostile bidder and provide it with information that could not otherwise be acquired, including through discovery in litigation, and thus such disclosure would be detrimental to the target company’s stockholders.

Item 5. Persons/Assets Retained, Employed, Compensated or Used, page 22

Needham & Company, page 22

4.	Provide further detail regarding the compensatory arrangements referenced. For example, specify the various percentages that have been paid or will be payable to the advisor under each of the scenarios described (i.e., upon delivery of the opinion, if the company remains independent for a specified time, and/or upon consummation of a sale transaction involving the company). Refer to Item 5 of Schedule 14D-9 and Item 1009 (a) of Regulation M-A.

The second paragraph under the heading “Needham & Company” on page 22 of the Schedule 14D-9 is deleted in its entirety and replaced with the following:

Pursuant to an engagement letter dated June 13, 2012, the Company retained Needham & Company to act as exclusive financial advisor in connection with strategic planning and merger and acquisition activities. The Company has agreed to pay Needham & Company customary fees for its services, a portion of which became payable upon Needham & Company’s delivery of its opinion referred to above in Item 4, and a significant portion of which, equal to three times the opinion fee but against which the opinion fee would be credited, would be payable in the event the Company remains independent after a specified period of time. In addition, the Company has agreed to pay to Needham & Company a customary fee that is contingent on certain sale transactions involving the Company (including the Offer, if consummated) and that is based on a percentage of the aggregate consideration paid in the transaction. In the event the Offer is consummated at the Offer price of $2.68 per Share and all outstanding Shares are purchased by Purchaser, the fee payable to Needham & Company would be significantly greater than two times the fee that would be payable in the event Company remains independent after a specified period of time. In addition, the Company has agreed to reimburse Needham & Company for all of its reasonable out-of-pocket expenses in connection with its engagement and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Mellissa Campbell Duru	July 16, 2012

Cautionary Statement Concerning Forward Looking Statements, page 30

5.	We note the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in the Schedule 14D-9, exhibits to the Schedule 14D-9 and/or press releases. Please note that such safe harbor provisions relating to forward-looking statements do not apply to statements made in connection with tender offers. See Section 21E(b)(2)(C) of the Exchange Act. Please revise your filing to make clear that the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements you make in connection with the offer. Additionally, please confirm supplementally that you will make these clarifications in all future filings that are made in connection with the offer, whether they include press releases, investor presentations or correspondence.

The text under the heading “Cautionary Statements” in Item 8 on page 30 of the Schedule 14D-9 is deleted in its entirety and replaced with the following:

This Solicitation/Recommendation Statement on Schedule 14D-9 includes statements that are forward-looking. These statements may be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “should,” and “potential,” and “prospects”, among others as well as statements regarding the evaluation of strategic alternatives. These forward-looking statements are inherently difficult to predict and involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to: general and regional economic conditions and conditions specific to the semiconductor industry; demand for Ramtron’s products; order cancellations or reduced order placements; product sales mix; the timely development of new technologies; competitive factors such as pricing pressures on existing products and the timing and market acceptance of new product introductions; Ramtron’s ability to maintain an appropriate amount of low-cost foundry production capacity from its foundry sources in a timely manner; Ramtron’s foundry partners’ timely ability to successfully manufacture products for Ramtron; Ramtron’s foundry partners’ ability to supply increased orders for F-RAM products in a timely manner using Ramtron’s proprietary technology; any disruptions of Ramtron’s foundry or test and assembly contractor relationships; currency fluctuations; unexpected design and manufacturing difficulties; defects in products that could result in product liability claims; risks and uncertainties relating to the possible transaction and process of exploring strategic alternatives; and the risk factors listed from time to time in Ramtron’s SEC reports, including, but not limited to, the Annual Report on Form 10-K for the year ended December 31, 2011 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. SEC-filed documents are available at no charge at the SEC’s website (www.sec.gov) or from the company.

Mellissa Campbell Duru	July 16, 2012

All forward-looking statements included in this Statement are based upon information available to Ramtron as of the date hereof, which may change.

We also supplementally confirm that the Company will make these clarifications in all future filings that are made in connection with the offer, whether they include press releases, investor presentations or correspondence.

*        *        *

We have been authorized to and do hereby acknowledge and confirm on behalf of the Company that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Please contact the undersigned at (415) 616-1240 if you have any questions or if the Staff has further comments.

Very truly yours,

/s/ Steve L. Camahort
Steve L. Camahort
Shearman & Sterling LLP

cc:	Eric Balzer, Ramtron International Corporation